COMMENTS RECEIVED ON APRIL 1, 2016

FROM CHAD ESKILDSEN

FIDELITY ABERDEEN STREET TRUST (File Nos. 811-06440 and 033-43529)

FIDELITY ADVISOR SERIES I (File Nos. 811-03785 and 002-84776)

FIDELITY ADVISOR SERIES II (File Nos. 811-04707 and 033-06516)

FIDELITY ADVISOR SERIES VII (File Nos. 811-03010 and 002-67004)

FIDELITY ADVISOR SERIES VIII (File Nos. 811-03855 and 002-86711)

FIDELITY SELECT PORTFOLIOS (File Nos. 811-03114 and 002-69972)

1.

All funds

C:

For Fidelity Advisor Mid Cap II Fund and Fidelity Advisor Strategic Income Fund, the Staff questioned why we have included interfund trading disclosure but have not disclosed the dollar amounts. The Staff also requested we confirm controls are in place to ensure notes regarding interfund trading are being included/excluded for the appropriate funds.

R:

We believe the current presentation provides the shareholder with sufficient information to understand the nature of these transactions. At this time, we do not believe that separately disclosing the dollar amounts associated with these transactions, which are conducted at market value, is beneficial to the shareholder.

We confirm that controls are in place to ensure notes regarding interfund trading are being included/excluded for the appropriate funds.

2.

Industrial Equipment Portfolio

C:

The Staff noted Item 18 in the SAI discloses ownership of Industrial Equipment Portfolio: Sutter Heath (27.27%) and Northern Trust (15.42%). The Staff questioned why this ownership is not disclosed in the financial report.

R:

We confirm that the fund’s statement of additional information discloses control persons, principal holders and other aggregate management ownership prescribed under Form N-1A Item 18. The fund applies a threshold in determining when to include unaffiliated ownership disclosure in the fund’s financial report. The ownership percentages noted by the staff did not meet the established fund threshold for disclosure.

3.

Gold Portfolio

C:

The Staff noted that the expenses from the Cayman Subsidiary are disclosed as part of the “Acquired Fund Fees and Expenses” line item of the fee table. The Staff requested that Subsidiary expenses be disclosed in the related fee table line items for “management fee” and “other expenses.”

R:

We believe the presentation of the fund’s expenses in its prospectus, including the expenses of investing in the Subsidiary, which are reflected in the Acquired Fund Fees and Expenses line item, complies with the requirements of Form N-1A.

4.

Fidelity Four-in-One Index Fund

C:

The Staff requested we consider disclosing where to obtain the annual report for Spartan 500 Index Fund given this fund accounts for more than 40% of the funds assets.

R:

We note this consideration and believe our current presentation complies with Regulation S-X disclosure requirements.

5.

All fundsTandy Representations (Form N-CSR Filings)

C:

The Staff would like us to affirm the following three statements:

1)

The funds are responsible for the adequacy and accuracy of the disclosure in the filings.

2)

Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing.

3)

The funds may not assert Staff comments as a defense in any proceeding by the Commission or any other person under the Federal Securities Laws.

R:

We affirm the aforementioned statements.